Trovagene, Inc.

11055 Flintkote Avenue

San Diego, CA 92121

June 27, 2019

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Field

Re:                             Trovagene, Inc.

Form S-3

File No. 333-232321

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Trovagene, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Daylight Time, on Monday, July 1, 2019, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

TROVAGENE, INC.

By:	/s/ Thomas Adams
Name: Thomas Adams
Title: Chief Executive Officer